TSX: POM, AMEX: PLM 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION

NEWS RELEASE	2007-09

POLYMET’S FINANCIAL ADVISER ENGAGES NORTHMET INDEPENDENT ENGINEER

Vancouver, British Columbia, March 21, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet”) is pleased to report that BNP Paribas, acting in its advisory capacity, has retained Micon International Limited (“Micon”) as Independent Engineer in connection with construction finance for PolyMet’s 100%-owned NorthMet project. NorthMet comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Micon has global expertise in technical and financial evaluation of mining properties in support of financing facilities. It is currently intended that Micon will provide technical services to future lenders in support of project evaluation and during structuring, drawdown and repayment of the construction financing facility.

Micon is undertaking a detailed review of the Definitive Feasibility Study prepared by Bateman Engineering, the results of which were reported in September 2006 and subsequently summarized in a Technical Report under National Instrument 43-101 filed on SEDAR. PolyMet is working toward receipt of necessary approvals and permits and expects to secure construction financing commitments, subject to receipt of those approvals and permits, by the end of the third quarter of 2007. PolyMet expects that the combination of the collateral value of the Erie Plant and anticipated financial support from concentrate offtake parties will minimize the construction equity requirement.

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

Per:	“William Murray”
William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Media and Government Contact:	Investor Contact:
Warren Hudelson	Alex Macdougall
Executive Vice President	Macdougall Consultants Ltd.
+1 (218) 245-3634	+1 (519) 887-6625
whudelson@polymetmining.com	amacdougall@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.